Filed pursuant to Rule 433 November 2, 2006 relating to Pricing Prospectus
Supplement dated November 1, 2006 Registration Statement 333-112271
STATE OF ISRAEL
5.50% Bonds due 2016

Issuer:	State of Israel

Principal Amount:	US $1,000,000,000

Maturity date:	11/09/2016

Trade date:	11/02/2006

Original Issue Date (Settlement):	11/09/2006

Issue price (Price to Public):	99.378%

Underwriters’ Commission:	0.14%

Net Proceeds to Issuer:	99.238%

Coupon:	5.50%

Yield to Maturity:	5.582%

Spread to Treasury:	+98 basis points (0.98%)

Benchmark Treasury:	4.875% to August 15, 2016

Benchmark Yield:	4.602%

Interest Payment Period:	Semi-annually

Interest Payment Dates:	Each May 9th and November 9th, commencing May 9, 2007

Interest Payment Record Dates:	Each April 24 and October 25

Denominations:	$2,000 and multiples of $1,000 above that amount

Business Day:	New York

CUSIP:	46513EE32

ISIN:	US 46513EE325

Ratings:	A2/A-/A-

Joint Bookrunners:	Deutsche Bank Securities Inc. (46%) and Morgan Stanley & Co. Incorporated (46%)

Co-Managers:	Citigroup Global Markets Inc. (2%); Goldman, Sachs & Co. (2%); Lehman Brothers Inc. (2%); Merrill Lynch, Pierce, Fenner & Smith Incorporated (2%)
The issuer has filed a registration statement (including a prospectus) with the U.S. Securities and Exchange Commission (“SEC”) for the offering to which this communication relates. Before you invest, you should read the prospectus in that registration statement and other documents the issuer has filed with the SEC for more complete information about the issuer and this offering. You may get these documents for free by visiting EDGAR on the SEC website at www.sec.gov. Alternatively, the issuer, any underwriter or any dealer participating in the offering will arrange to send you the prospectus if you request it by calling Deutsche Bank Securities, Inc. toll-free at 1-800-503-4611 or Morgan Stanley & Co. Incorporated toll-free at 1-866-718-1649.
Prospectus Dated February 18, 2004
Prospectus Supplement Dated November 1, 2006